UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: August 19, 2004

Commission File Number 333-112764

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

(Translation of registrant’s name into English)

123, Avenue de X Septembre, L-2551 Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7) :

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Form 6-K

Item		Page
Item 1.	Press Release announcing the extension of senior notes exchange offer and a likely restatement of financial results.	3

Signatures		5

Item 1. Press Release announcing the extension of senior notes exchange offer and a likely restatement of financial results.

FOR IMMEDIATE RELEASE

STRATUS TECHNOLOGIES ANNOUNCES EXTENSION OF SENIOR NOTES EXCHANGE OFFER

AND A LIKELY RESTATEMENT OF FINANCIAL RESULTS

Luxembourg, August 19, 2004 - Stratus Technologies, Inc. today announced the extension of its offer to exchange (the “Exchange Offer”) an aggregate principal amount of $170,000,000 of its outstanding 10.375% Senior Notes due 2008 (the “Old Notes”) that were issued on November 18, 2003 for new 10.375% Senior Notes due 2008 (the “Exchange Notes”) that have been registered under the Securities Act of 1933, as amended.

The current Exchange Offer, scheduled to expire at 5:00 p.m. EDT on August 18, 2004, has been extended until 5:00 p.m. EDT on September 1, 2004. Tenders with respect to $170,000,000 aggregate principal amount of the Old Notes, which represents 100% of the total outstanding principal amount of the Old Notes, have been received to date.

In addition, we have identified and are currently reviewing certain customer transactions for which revenue was recognized and reported in the consolidated financial statements of Stratus Technologies International, S.à r.l. for fiscal 2004 and the first quarter of fiscal 2005. The accounting issues identified in these transactions relate to the timing of the recording of revenue, and not whether the sales can be recorded as revenue. For these transactions, the products for which we have recognized revenue have been delivered, are currently in use by our customers in their operations and have either been paid for or are expected to be paid for in the ordinary course. We are reassessing the appropriate periods in which the revenue for these transactions should be recognized. While we do not expect this review to result in changes to historical cash flow, it is likely that some or all of the revenue recorded for these transactions in previous financial periods could be deferred to future periods, thereby affecting the consolidated financial statements of Stratus Technologies International, S.à r.l. for fiscal 2004 and the first quarter of fiscal 2005 and resulting in a restatement for those periods.

We are working with our internal auditors, Ernst & Young, and our independent auditors, PricewaterhouseCoopers, on this detailed review of prior period revenue transactions, their potential impact on revenue, cost of goods sold and inventory and our internal controls generally.

At this time, we do not have an anticipated date for the completion of our review or the release of any appropriate restated financial results. Accordingly, pending completion of this review, the consolidated financial statements of Stratus Technologies International, S.à r.l. for fiscal 2004 and the first quarter of fiscal 2005 should not be relied upon as an accurate reflection of its financial results for these periods.

This announcement is not an offer to exchange, or a solicitation of an offer to exchange, with respect to the Old Notes. The Exchange Offer is being made solely by a prospectus, dated July 7, 2004 (the “Prospectus”), and the Exchange Offer, as extended hereby, remains subject to the terms and conditions stated therein.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities referred to herein in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. A registration statement relating to these securities was filed and was previously declared effective by the Securities and Exchange Commission (the “SEC”). The Prospectus was filed with the SEC and is available on the SEC’s web site at www.sec.gov. The Prospectus may also be obtained from us by writing c/o Corporate Secretary, 111 Powdermill Road, Maynard, MA 01754, or by calling (978) 461-7000.

About Stratus Technologies

Stratus Technologies is a global provider of fault-tolerant computer servers, technologies and services, with more than 20 years of experience focused in the fault-tolerant server market. Stratus® servers provide high levels of reliability relative to the server industry, delivering 99.999% uptime or better. Stratus servers and support services are used by customers for their critical computer-based operations that are required to be continuously available for the proper functioning of their businesses.

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Investor Relations Contact

Robert C. Laufer

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Senior Vice President, CFO

Stratus Technologies

978-461-7343

bob.laufer@stratus.com

© 2004 Stratus Technologies Bermuda Ltd. All rights reserved.

Stratus is a registered trademark of Stratus Technologies Bermuda Ltd. The Stratus Technologies logo is a trademark of Stratus Technologies Bermuda Ltd. All other marks are the property of their respective owners.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l. (Registrant)
Date: August 19, 2004	By:	/s/ Graham David McGregor-Smith
	Name:	Graham David McGregor-Smith
	Title:	Manager

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